

February 24, 2011

Liu Changzhen, Chairman of the Board
China Ginseng Holdings, Inc.
64 Jie Fang Da Road
Ji Yu Building A, Suite 1208
Changchun City, China

> **Re: China Ginseng Holdings, Inc.**
> **Amendment No. 2 to Form 10-12g**
> **Filed February 9, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed November 22, 2010**
> **Form 10-Q for the Quarterly Period Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 000-54072**

Dear Mr. Changzhen:

     We have reviewed your amended filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-12g

Cover Page

1. Please indicate by check mark that you are a smaller reporting company.

Item 1. Business, page 2
Our Organizational Structure, page 2
Tonghua Linyuan Grape Planting Co. ("Tonghua"), page 2

2. We note that the structural chart provided on page 2 indicates that China Ginseng directly owns the Foreign Owned Enterprises. Your disclosure only states that you obtained a

certificate of approval for Yanbian. Please discuss whether you received approvals for the other WFOEs. If not, please explain why you believe approval is not required. Please provide a more detailed discussion of the transaction(s) that resulted in this structure and explain how the structure complied with the laws of the PRC.

3. We note your revised disclosure relating to Tonghua's debt to Ji'An Credit Cooperatives on pages two and three and under Commitments and Contingencies on page 33. Please reconcile your disclosure in these locations, and elsewhere as appropriate, with your disclosure in Note I on page F-17 regarding the Ji'an Farmer's Credit Union loan. In this regard, also consider whether additional exhibits need to be filed with your registration statement to disclose the loan described in Note I. Also, disclose the amount of interest currently due on the loan.

4. We reissue comment 12 of our letter dated December 3, 2010. Please provide clear disclosure throughout the registration statement to clearly indicate those aspects of your business that are operational and those that have not yet commenced operations. For instance, we note that as of that you did not generate any revenues from the ginseng juice until the quarter for the three months ended December 31, 2010. We also note that you have not yet commenced your wine making business and have generated no revenues to date. Please provide clear disclosure throughout, as previously requested.

Our Business, page 3
General, page 3

5. Provide the basis for your statement that the shift in focus from ginseng production to ginseng juice "will not affect Yanbian's operation, it will continue to plant ginseng as raw material for canned ginseng juice and sell ginseng not qualified to be used for canned ginseng juice." The revenues attributable to this business have already and will continue to decrease as the ginseng is utilized for the ginseng juice. Please revise to provide clear disclosure of the impact of this shift on the business of this subsidiary.

6. We note the disclosure on page three that in November 2010, Tonghua signed a binding agreement with a wine distributor. Please disclose the material terms of the agreement and file as an exhibit.

7. Please revise your disclosure on page four and throughout this section to distinguish your lease of the refrigerated warehouse from your purchase of a production factory of ginseng beverages. We note, for example, that you refer to the facility purchased from Meihekou as a "warehouse" in multiple locations, including in the last paragraph before the bullet points on page four and under Investing Activities on page 31.

8. In your description of the transaction with Meihekou on page four and in Exhibit 10.18, please provide the date that you entered into the oral agreement.

9. Please revise here, in your MD&A and elsewhere as appropriate to disclose the name of the 8,000,000 RMB lender and the material terms of the loan. Furthermore, please file the agreement documenting this loan as an exhibit to your next amendment.

10. We reissue comment 16 of our letter dated December 3, 2010. Please disclose the material terms of the contract to lease the refrigerated warehouse.

11. Please reconcile the disclosure throughout that you will produce wine with the disclosure on page five that you have contracted with Tonghua Jinyuanshan Winery to produce wine.

12. We reissue comment 18 of our letter dated December 3, 2010. We note that Yisheng Foreign Trade Company, Heilongjian YiKangYuan Trade Company, Wang Chunjiang, and Xu Hong Yi each accounted for more than 10% of revenues. Please disclose the material terms of any agreements, written or otherwise, with these customers and file any agreements with these customers as exhibits. To the extent you have oral agreements, please file a written description of each agreement. For guidance, see Question 146.04 of the Compliance and Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

13. We reissue comment 20 of our letter dated December 3, 2010. We note that you will continue to sell some ginger in the future. Please provide a clear discussion of this aspect of your business, as required by Item 101(h)(4) of Regulation S-K. In addition, we note the statement that direct purchase of ginseng for resale "accounts for a small percent of our revenue." However, the Form 10-Q for the period ended December 31, 2009 reflects over 30% of revenues from this portion of your business, and over 95% of revenues from the sale of ginseng, both the ginseng you produced and the ginseng you purchased for resale. Please revise the disclosure accordingly.

Sections of Our Business, page 6

14. We partially reissue comment 34 of our letter dated December 3, 2010. Please revise your disclosure under Canned Ginseng Juice, starting on page seven, and Wine, starting on page 10, to disclose the expected costs and known or anticipated sources of funding.

Sales of Ginseng, page 6

15. We note your disclosure in the second paragraph of page 28 and partially reissue comment 20 of our letter dated December 3, 2010. Please provide additional details here on why some of your ginseng might not be qualified for use in your ginseng juice. For example, it is unclear under what conditions rain would cause oxidation on the ginseng and what percentage of your crop would be vulnerable to such oxidation under average weather conditions.

16. In this regard, please provide additional disclosure that would give insight to investors seeking to understand the average percentage of your ginseng crop that has not and likely will not in the future on average qualify for juice production. Such disclosure could provide different estimates based on reasonable changes in important variables such as weather, for example.

Sources and Availability of Raw Materials, page 6

17. Please reconcile your statement that the "farming contracts commenced in January 2008" with the form of farmer agreement attached as Exhibit 10.5, which states that the contracting period starts on April 1, 2010.

Canned Ginseng Juice, page 7
Distribution Methods, page 8

18. We partially reissue comment 32 of our letter dated December 3, 2010. Please revise to provide the material terms of the distribution agreements for your ginseng beverage business. For example, we note that you have provided information on incentive awards but have not disclosed the compensation that will be received by your distributors if less than 500 thousand RMB total purchase amount is sold by such distributors. Also discuss the minimum purchase requirements.

19. Furthermore, please reconcile your disclosure in this section regarding your ten distributors with your statement in the second paragraph above Our Subsidiaries on page 22 that you have nine distributors.

Wine, page 10
Distribution Methods, page 11

20. Please clarify what compensation will be paid to Beijing Huayang pursuant to the distribution agreement you refer to in this section. Also clarify the consequences of this distributor not meeting the minimum annual sales requirements set forth in the distribution agreement.

Intellectual Property, page 11

21. We note the removal of references to your inability to sell your ginseng beverage products without SFDA approval. Please add back this disclosure or advise us of why you believe it is no longer material.

<u>Regulatory Environment, page 12</u>
<u>Regulation of Foreign Currency Exchange, page 13</u>

22. The disclosure that your functional currency is the US dollar appears to conflict with your disclosure on page F-9, that your functional currency is the Chinese Yuan Renminbi. Please reconcile your disclosures for consistency.

<u>Competition, page 20</u>
<u>Ginseng Beverage, page 20</u>

23. Please provide a basis for your statements in this section that "[t]here hasn't been a leading brand of ginseng beverage appearing in the China market yet" and "[t]he extraction for ginsenosides will cause damage to its nutritional components." For example, if these are merely based off the opinion of management, please so state to avoid overly promotional disclosure.

24. Please add disclosure regarding competition in the ginseng resale business, as that continues to account for the majority of your revenues to date.

<u>Wine, page 21</u>

25. It is unclear why you deleted the reference to your lack of wine sales and that you will be a small competitor in the market and that your competitors have greater financial resources and operating histories than you do. Please add this disclosure back or provided the basis for why you think you will be competitive with other domestic wine producers, particularly those using similar grapes and/or that have a more established business or brand.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22</u>
<u>Results of Operations, page 28</u>

26. We reissue comment 48 of our letter dated December 3, 2010. Please provide a more detailed discussion of your results of operations and the reasons for the changes in the results of operations. For instance, please explain the reason(s) for the decrease in orders you received for ginseng. When reasonably practicable, quantify the amount of the change in each line item due to the factor(s) listed. In this regard, we note several instances where two or more factors have been discussed, but the impact of each factor has not been quantified. To the extent your shift in business focus to your proposed businesses has impacted your results of operations, please provide disclosure.

Year Ended June 30, 2010 Compared to Year Ended June 30, 2009, page 28
Revenue, page 28

27. We partially reissue comment 51 of our letter dated December 3, 2010. Please individually quantify the impact of your reduced harvesting and sales of ginseng due to your reserving ginseng for juice production on the components of revenue discussed in this section.

28. We reissue comment 52 of our letter dated December 3, 2010. Please clarify in the penultimate paragraph of page 28 how the prices mentioned were in the "normal range" despite your statement in the following paragraph that your selling price for resale ginseng increased by $2.95 per kg. Also, please quantify the incremental impact of the decrease in demand and the increase in quality on the price of your ginseng.

Liquidity and Capital Resources, page 30

29. Please revise your disclosure here to specifically identify any material financing arrangements and the material terms of such arrangements. As non-exclusive examples of the material terms that should be disclosed, please describe whether the loan is currently in default, the date of such default, the principal amount of such loan and accrued interest, the name of the lender, the interest rate and any material financial covenants that could affect your liquidity or limit your ability to raise capital.

30. In this regard, clearly state which assets secure the debt that is in default and any risks associated with your practice of only entering into oral forbearance agreements with certain lenders.

31. Revise this section to discuss the contingency associated with Ji' An Qingshi Credit Cooperative revoking its verbal agreement and calling the loan.

Item 3. Properties, page 34

32. Please reconcile your disclosure that the monthly rent for your refrigerated warehouse is "about USD $678.86" in the first paragraph of page eight and the third paragraph of page 24 with your disclosure here that you pay approximately $.27 per cubic meter per day for the 160 cubic meter refrigerated warehouse.

Directors and Executive Officers, page 36

33. We note that Yuxiang Zhang and Hui Sun are now directors of the company. Please provide the disclosure required by Item 401(e) of Regulation S-K for these directors regarding the specific experience, qualification, attributes or skills that led to the conclusion that each person should serve as a director.

Item 7. Certain Relationships and Related Transactions, and Director Independence
Director Independence, page 40

34. We note your supplemental response and your statement in this section that you currently have no transactions with related persons. Please reconcile this statement with your disclosure in the second paragraph under Liquidity and Capital Resources on page 30 that "[a]s of June 30, 2010, and as of June 30, 2009, we had notes payables of approximately $755,311 and $675,943 to related parties, respectively". We therefore reissue comments 56, and 57 of our letter dated December 3, 2010.

35. In this regard, please also revise to address any transactions in which the amount involved exceeds one percent of the average of your total assets at year end for the last two completed fiscal years. See Item 404(d)(1) of Regulation S-K.

36. Also, revise your statement in this section to remove the word "currently" as it might appear to limit your disclosure to a shorter time period than is covered by Item 404 of Regulation S-K.

Form 10-Q for the quarterly period ended September 30, 2010
Evaluation of Disclosure Controls and Procedures, page 29

37. Although you have not yet provided management's assessment on the effectiveness of internal controls over financial reporting (ICFR), you have disclosed on page 20 of the amended Form 10 your belief that ICFR are not effective at September 30, 2010. Please tell us and revise to disclose the compensating factors that support management's conclusion that disclosure controls and procedures are effective, or revise to state that disclosure controls and procedures are not effective.

38. We reviewed your response to our prior comment 62. In addition to reflecting relevant changes in your Form 10-Q for the interim period ended December 31, 2010, please revise the Form 10-Q for the interim period ended September 30, 2010 to conform to any changes made as a result of our comments above, as necessary.

Form 10-Q for the quarterly period ended December 31, 2010

39. Please amend this Form 10-Q to comply with the comments issued above, as applicable.

40. We note the significant increase in the revenues generated from the sale of ginseng. This appears to contradict the disclosure that you are storing your ginseng for use in your beverages. Please discuss the reason(s) for the significant increase in sales in this quarter. In addition, as previously commented on in the Form 10 and as reissued in a comment earlier in this letter, please provide a more detailed discussion as to the reason(s) for the changes in the results of operations and quantify the amount of the changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director